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Exhibit 99.1

GOLDCORP INC.

NOTICE OF CHANGE OF AUDITOR

Goldcorp Inc. (the "Corporation") hereby provides notice pursuant to National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102") of a change of auditor from KPMG LLP, Chartered Accountants, to Deloitte & Touche LLP, Chartered Accountants.

On March 17, 2005, KPMG LLP resigned as auditors of the Corporation at the request of the Corporation. On the recommendation of the Audit Committee, the Board of Directors of the Corporation approved a proposal to engage the accounting firm of Deloitte & Touche LLP as auditors of the Corporation for 2005. The Corporation will ask that the shareholders of the Corporation ratify the appointment of Deloitte & Touche LLP at the next annual and special meeting of the shareholders of the Corporation, scheduled to be held on May 16, 2005.

KPMG LLP did not have any reservation in their auditors' reports for the financial statements of the Corporation for the two most recently completed fiscal years or for any period subsequent thereto for which an audit report was issued and preceding the resignation of KPMG LLP.

During KPMG LLP's appointment, there were no reportable events (as defined in subsection 4.11(1) of NI 51-102).

The Corporation has requested KPMG LLP and Deloitte & Touche LLP to each furnish a letter addressed to the securities regulatory authorities in the provinces and territories of Canada stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities regulatory authorities will be filed with this notice.

DATED as of the 24th day of March, 2005.

GOLDCORP INC.
/s/ PETER BARNES Peter Barnes Chief Financial Officer

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